082-03116

GREAT QUEST
METALS LTD.

SEC
Mail Processing
Section

JUN 11 2008

Washington, DC
101

June 4, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

08003203

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on June 4, 2008. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
JUN 17 2008 E
THOMSON REUTERS

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dw 6/13

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

June 4, 2008

Great Quest to Start Drill Program on Taseko Property in early July

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce that the 2008 summer drill program on the copper-gold-molybdenum Taseko property, 225 km north of Vancouver, BC, will start in early July. The objective of the program is to increase the mineral resource in the Empress deposit and start building a mineral resource in the Granite Creek and Buzzer areas. The Company plans to drill-test four targets, which include molybdenum in the Granite Creek zone, copper-gold in and around the Empress deposit and copper-molybdenum-gold west of the Buzzer zone.

Molybdenum in the Granite Creek zone occurs in intensely altered rock where it has been intersected in two previous drill holes. Drill hole 91-49 intersected 0.029% Mo over 133 metres in 1991, and drill hole 07-60 intersected 0.027% Mo over 75 metres in 2007. The host rock for the molybdenum contains minimal magnetite, which would register as a magnetic low in a magnetic survey. A 2007 ground magnetic survey identified a 465 by up to 975 metre magnetic low east and southeast of the two holes. This area will be tested.

The Empress deposit, 150 metres south of the Granite Creek zone has a historical mineral resource of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold. The deposit consists of 3 zones, all of which are open to the east in intensely altered volcanics. The Company plans to expand the mineral resource to the east. As the mineral resource study predates NI 43-101, it must be declared that the potential quantity and grade is conceptual in nature: there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource. The Company plans to advance the Empress deposit to a NI 43-101 compliant state.

The Company also intends to drill-test an area just to the southwest of the Empress deposit where fragments containing copper mineralization, up to 7% copper, have been found.

Finally, Great Quest plans to test an area west of the copper-molybdenum-gold, porphyry copper, Buzzer zone from where a series of copper anomalies extends for 2,400 metres west of the Buzzer zone. Intrusive fragments similar to those on the Buzzer zone with disseminated copper and molybdenum have been found in the Buzzer West area, 500 metres southwest of the Buzzer zone, and also at the western extent of the copper soil anomalies. These areas will be drill-tested. Ellen MacNeill (P.Geol), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President

For additional information please contact:
Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

END